Exhibit 19.1

STATEMENT OF INSIDER TRADING POLICY AND RELATED TRADING PROCEDURES

CYTODYN INC.

Instructions.

You should carefully read and review this Statement of Insider Trading Policy and Related Trading Procedures (“Policy”) to ensure your understanding of the obligations it places on you as an officer, director, employee or other “Covered Party”, as defined in the Policy. Upon your review and execution of the Policy, one signed copy of the Acknowledgment and Certification page should be returned to:

Tyler Blok, Corporate Counsel CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Inquiries.

If you have any questions regarding any of the provisions of this Policy, please contact Tyler Blok, Corporate Counsel and/or the “Compliance Officer”, as may be designated by the Board of Directors of CytoDyn Inc.

Compliance Officer.

The Company has appointed Antonio Migliarese as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	assisting with implementation and enforcement of this Policy;
(ii)circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
(iii)	pre-clearing all trading in securities of the Company; and
(iv)	providing approval of any Rule 10b5-1 plans.

Board Approved and Effective March 17, 2023

Insider Trading Policy

CytoDyn Inc.

The Board of Directors of CytoDyn Inc. (“CytoDyn” or “Company”) has adopted this Insider Trading Policy (“Policy”) that applies to each officer, director and employee of the Company. It is the Company’s policy that no director, officer, employee, certain outside service providers of the Company, or any other person designated by this Policy or by the Compliance Officer (each, respectively a “Covered Party”), who is aware of material nonpublic information related to the Company may, directly, or indirectly through family members or other persons or entities:

(i)engage in transactions in the securities of the Company (except as otherwise expressly provided in this Policy);
(ii)	recommend that any other person engage in transactions in the securities of the Company;

(iii)disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information or to persons outside of the Company, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
(iv)	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Covered Party who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

PART I

Policy Overview

What is “Insider Trading”?

The term “insider trading” generally is used to refer to the use of material, nonpublic information to trade in securities or to communications of material, nonpublic information to others who may trade on the basis of such information. Insider trading is, in addition to being a violation of this Policy, a violation of securities laws.

While the law concerning insider trading is not static, it is generally understood the law prohibits insiders of the Company from doing the following:

(1)trading in the Company securities while in possession of material, nonpublic information concerning the Company;

(2)having others trade on the insider’s behalf while he or she is in possession of material, nonpublic information; and
(3)communicating nonpublic information concerning the Company to others who may then trade in the Company securities or pass on the information to others who may trade in the Company securities. Such conduct, also known as “tipping,” results in liability for the insider of the Company who communicated such information, even if such insider does not actually trade himself, and for the person who received the information if the person has reason to know it was an improper disclosure and acts on such information or passes it on to others who may act on it.

Who is an “Insider”?

The concept of “insider” generally includes any person who possesses nonpublic information about the Company and has a duty to keep this information confidential. This Policy applies to all directors, officers and employees of the Company, its subsidiaries and its affiliates. In addition, the Company may determine other persons should be subject to this Policy, such as service providers, contractors or consultants who have access to material nonpublic information in connection with such service. Outsiders who are subject to this Policy include, among others, the Company’s attorneys, accountants, certain individual contractors and/or outside consultants, scientific advisory board members, investor relations firms, investment bankers and the employees of such organizations. All of the foregoing directors, officers and employees, and outside service providers are considered Covered Parties under this Policy.

This Policy also applies to family members who reside with you (including a spouse, child, child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members whose transactions in the Company securities are directed by you or are subject to your influence or control (collectively referred to as “Family Members”). This Policy further applies to any entities you influence or control, including any corporations, partnerships, limited liability companies, or trusts (collectively referred to as “Controlled Entities”).

What is Material Information?

“Material Information” generally is defined as information for which there is a substantial likelihood a reasonable investor would consider such information important in making his or her investment decisions, or information that could be reasonably expected to affect the price of a company’s securities, whether it is positive or negative. It is important to remember materiality will always be judged with the benefit of hindsight.

Although there is no precise definition of materiality, information is likely to be “material” if it relates to:

●	earnings or sales results or expectations for the quarter or the year;
●	forecasts or projections of future earnings or losses, or other earnings guidance;
●	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
●	significant new products or product development milestones (such as major clinical trial results, Food and Drug Administration (“FDA”) approvals or disapprovals, or other actions including but not limited to clinical trial initiation or termination);
●the initiation, material developments to, or termination of a material litigation matter or government investigation;

●	changes in dividends, the declaration of a stock split, or an offering of additional securities;
●	proposals or agreements involving a merger, acquisition, tender offer, joint venture, divestiture or leveraged buy-out;
●	proposals or agreements involving research and development collaborations or licensing agreements;
●	changes in relationships with major collaborators, or obtaining or losing important contracts;
●	bank borrowings or other financing transactions out of the ordinary course;
●	major financing developments;
●	major personnel changes;
●	criminal indictments or material civil litigation or government investigations;
●	significant disputes with major collaborators, manufacturers or suppliers;
●	substantial change in accounting methods;
●	debt service or liquidity problems;
●	bankruptcy or insolvency;
●	public offerings or private sales of debt or equity securities;
●	calls, redemptions or repurchases of Company securities;
●	change in auditors or notification the auditor’s reports may no longer be relied upon; and/or
●	non-public communications with any regulatory agency, including but not limited to the: FDA, Securities and Exchange Commission (“SEC”), U.S. Department of Justice (“DOJ”), and state regulatory bodies.

“Inside” information could be material because of its expected effect on the price of the Company securities, the securities of another company, or the securities of several companies. Moreover, the resulting prohibition against the misuse of “inside” information includes not only restrictions on trading in the Company securities, but also restrictions on trading in the securities of other companies affected by the inside information.

Material information is not limited to historical facts and may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are considered to be material is determined by balancing the probability the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material.

If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

What is Considered Nonpublic Information?

In order for information to qualify as “inside” information it must not only be “material,” it must be “nonpublic.” For the purposes of this Policy, “Nonpublic” information should be broadly interpreted to include any information which has not been made public. This includes information received from sources or in circumstances indicating the information has not yet been generally circulated.

At such time as material, nonpublic information has been released to the investing public, it loses its status as “inside” information. However, for “nonpublic” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace or public disclosure documents filed with the SEC that are available on EDGAR, and sufficient time must pass for the information to become available in the market.

It is the policy of the Company not to consider material information public until the second full business day after appropriate public dissemination.

To show that “material” information is public, it is generally necessary to point to some fact verifying the information has become generally available, such as disclosure by filing of a Form 10-Q, Form 10-K, Form 8-K or other report with the SEC or disclosure by press release to a national business and financial wire service (such as Dow Jones or Reuters), a national news service, or a national newspaper (such as The Wall Street Journal). The circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute the requisite public disclosure.

Material, nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to a favored analyst or a group of analysts retains its status as “nonpublic” information, the use of which is subject to insider trading laws. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic” and may not be misused.

It is the policy of the Company not to consider material information public until the second full business day after appropriate public dissemination.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume the information is "non-public" and treat it as confidential.

What Transactions Are Subject to this Policy?

This Policy applies to all transactions in Company securities, including common stock, options or warrants to purchase common stock, convertible debt, preferred stock or any other securities the Company may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company securities.

This Policy does not apply to the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of any employee stock option acquired pursuant to the Company’s equity plans, or to the exercise of a tax withholding right pursuant to which a person has the right to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price or tax due of an option.

Restricted Stock, Restricted Stock Unit and Performance Stock Unit Awards. This Policy does not apply to the vesting of restricted stock, restricted stock units and/or performance stock unit awards, or a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock, restricted stock unit or performance stock unit. This Policy, however, does apply to any market sale of restricted stock.

Transactions with the Company. This Policy does not apply to the purchase or issuance of Company securities from the Company or the sale of Company securities by directors or officers to the Company, as all such transactions with the Company require approval by the Board of Directors of the Company or an appropriate committee thereof.1

What Are the Consequences of Violations of This Policy?

Penalties for the purchase or sale of securities, while aware of material nonpublic information, or communicating material, nonpublic information to others who then trade in such securities, are severe, both for the individuals involved in such unlawful conduct and, potentially, for their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation (i.e., if the violation was one for tipping information). Penalties include:

●	Jail terms of up to 20 years;
●	A civil penalty of up to three times the profit gained or loss avoided;
●	Criminal fines of up to $5 million;
●	A civil penalty for the employer or other controlling person, such as a supervisor, of up to the greater of $1 million or three times the amount of the profit gained or loss avoided, or a criminal fine of up to $2.5 million; and
●	Orders barring the individual from serving as a director or officer of a public company.

In addition, a violation of this Policy can be expected to result in serious sanctions by the Company, which may include, in the case of directors, officers and employees, dismissal for cause, whether or not the failure to comply with this Policy results in a violation of law.

PART II

Trading Procedures Under Policy

The following procedural requirements in advance of engaging in a transaction involving the securities of the Company (“Trading Procedures”) are applicable to all directors, officers and employees of the Company, and their respective Family Members and/or Controlled Entities.

1 Transactions involving the purchase from or sale to the Company or withholding by the Company of Company securities, other than the exercise of stock options granted as compensation by the Board’s Compensation Committee, may be subject to short-swing profit liability.

1.	Trading Pre-Clearance Requirement for Any Prospective Trade.

As the Company is currently structured, all directors, officers and employees (collectively, “Company Insiders”) are likely to obtain material nonpublic information on a regular basis and the Company therefore requires all such persons to refrain from trading without first pre-clearing all prospective transactions in the Company's securities with the Company’s Compliance Officer. Company Insiders must abide by the following, specific procedures in order to engage in a transaction involving the securities of the Company:

a)Obtain prior written approval from the Compliance Officer. A Company Insider may not, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by a Company Insider’s Family Members and/or Controlled Entities. The Compliance Officer will make reasonable efforts to timely respond to all requests for approval, generally within five business days.
b)Complete pre-approved trade not later than the close of trading two business days following written approval by the Compliance Officer. The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.
c)Send confirmation statement evidencing completed transaction to Compliance Officer. With respect to any completed transaction, the third-party effecting transactions on behalf of the Company Insider should be instructed to send contemporaneous, duplicate confirmations of all such transactions to the Compliance Officer. In order to ensure the Company timely meets any disclosure obligations, the Compliance Officer must immediately receive a confirmation statement evidencing the completed transaction (see Part II, Section 4 below).
d)10b5-1 Plan exception. Pre-clearance is not required for purchases and sales of securities under a qualifying and established Approved 10b5-1 Plan (see Part II, Section 3 below). With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Company Insider should be instructed to send contemporaneous, duplicate confirmations of all such transactions to the Compliance Officer. In order to ensure the Company timely meets any disclosure obligations, the Compliance Officer must immediately receive a confirmation statement evidencing the completed transaction (see Part II, Section 4 below).

The exercise of options to purchase for cash and hold common stock of the Company or the purchase from the Company of common stock of the Company is not subject to the Trading Procedures outlined above, but the shares so acquired may not be sold – including for the purpose of covering any associated tax consequences – unless and until written authorization is received from the Company’s Compliance Officer. Accordingly, the exercise of options and immediate sale of some or all of the shares through a broker is covered by these Trading Procedures.

2.	Ongoing Duty to Comply with the Company’s Overall Policy Requirements.

Even if you receive preclearance from the Compliance Officer to trade pursuant to Part II, Section 1 above, you, your Family Members and your Controlled Entities may not trade in securities of the Company if you later come into possession of material, nonpublic information about the Company before completing the transaction. If you come into the possession of material, nonpublic information about the Company before completing a transaction, pre-clearance of the transaction must be re-requested. The obligations described in this Policy are ultimately the personal responsibility of the Covered Party, and each individual should therefore evaluate for himself or herself whether he or she acquired information that may reasonably be viewed as material nonpublic information.

3.	Rule 10b5-1 Plans.

The SEC has established regulations under which individuals may purchase and sell securities in compliance with "insider trading" laws (more specifically, Rule 10b5-1 of the Securities Exchange Act of 1934) even if the individual subsequently comes in to the possession of material, nonpublic information about the issues of the securities.

In some instances, trading under a Rule 10b5-1 Plan may allow an individual to assert an affirmative defense to claims subsequently made against them that sound in insider trading. Company Insiders, and their Family Members or Controlled Entities that wish to establish such trading plan, and assert such a defense to prospective insider trading claims, must – each, respectively – comply with the applicable requirements of Rule 10b5-1(c)(1). Any such trading plan will only be deemed an “Approved 10b5-1 Plan” if (i) a copy of the proposed plan is delivered to the Compliance Officer at least 10 business days prior to the proposed date of adoption of the trading plan; (ii) the proposed date of adoption of the plan is during the time period commencing on the second full business day following the filing of the Company’s Form 10-K or 10-Q, as applicable, and ending on the 14th day prior to the end of the current quarter; and (iii) the adoption of the plan is approved by the Compliance Officer.

To ensure compliance with all laws and regulations in establishing and trading under a Rule 10b5- 1 Plan, individuals are encouraged to seek their own, independent counsel. The Company’s legal department and Compliance Officer are representatives of only the Company and therefore represent only the Company’s interests. The mere fact that the Compliance Officer procedurally approves any proposed 10b5- 1 Plan is not conclusory as to the merits and/or sufficiency of the individual’s plan under Rule 10b5-1(c)(1), and in no way guarantees that the Company Insider, and/or their Family Members or Controlled Entities will be able to assert any defenses pursuant Rule 10b5-1.

4.	Post-Trade Reporting.

It is recommended that you immediately report to the Compliance Officer and provide a confirmation statement as it relates to any completed trade. You are absolutely required, however, to report to the Company’s Compliance Officer any transaction in securities of the Company by you, your Family Members or Controlled Entities not later than the business day following the date of your transaction. Each report you make to the Company’s Compliance Officer should include the date of the transaction, quantity, price, and broker through which the transaction was effected. This reporting requirement may be satisfied by sending (or having your broker send) duplicate confirmations of trades to the Company’s Compliance Officer if such information is received by the required date.

The foregoing reporting requirement is designed to help monitor compliance with this Policy and to enable the Company to help those persons who are subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 to comply with such reporting obligations. Each officer and director, however, and not the Company, is personally responsible for ensuring the timely filing of reports of transactions with the SEC.

Prohibited Trading Practices

All directors, officers and employees of the Company, including any Family Members or Controlled Entities thereof, are prohibited from engaging in the following:

1.Any Transaction in Company Securities without Pre-Clearance from Compliance Officer. See Part II, Section 1 above.
2.Additionally, the following types of transactions are generally prohibited and will not be approved by the Compliance Officer:
a)Short Sales. Neither you, your Family Members nor your Controlled Entities may sell any securities of the Company that are not owned by such person at the time of the sale (a “short sale”) including a “sale against the box” (a sale with delayed delivery).
b)Standardized Options. An “option” is the right either to buy or sell a specified amount or value of a particular underlying interest at a fixed exercise price by exercising the option before its specified expiration date. An option which gives a right to buy is a “call” option, and an option which gives a right to sell is a “put” option. Standardized options (which are so labeled as a result of their standardized terms) offer the opportunity to invest using substantial leverage and therefore lend themselves to significant potential for abusive trading on material inside information. Standardized options also expire soon after issuance and thus necessarily involve short-term speculation, even where the date of expiration of the option makes the option exempt from certain Securities and Exchange Commission restrictions. The writing of a call or the acquisition of a put also involves a “bet against the company” and therefore presents a clear conflict of interest for you. As a result, neither you, your Family Members nor any Controlled Entities may trade in standardized options relating to the Company securities at any time.
c)Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero- cost collars and forward sale contracts, allow "insiders" to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow "insiders" to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the "insiders" may no longer have the same objectives as the Company’s other shareholders. Therefore, neither you, your Family Members nor any Controlled Entities may engage in any such transactions.
d)Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in the Company securities, neither you, your Family Members nor your Controlled Entities may hold the Company securities in a margin account or pledge the Company securities as collateral for a loan unless such transaction has been pre-approved by the Company’s Compliance Officer.

3.Discretion of Compliance Officer. The list of prohibited transaction types above is meant to be illustrative and may not be exhaustive. The Compliance Officer has sole discretion to approve or prohibit prospective transactions of directors, officers and employees of the Company, and any Family Members or Controlled Entities thereof.

PART III

Other Requirements Under Policy

Continued Obligations Following Termination of Employment.

This Policy continues to apply to transactions by a director, officer or an employee in the Company securities even after the officer or employee is terminated or the director resigns or is removed from the Board, or any other relationship with a Covered Party concludes or is terminated. If a Covered Party is aware of material, non-public information when such individual’s employment or service relationship terminates, such individual may not trade in Company securities until that information has become public for two business days, or is no longer material.

Reporting of Violations.

If any Covered Party knows or has reason to believe this Policy has been or may be violated, the employee should bring the actual or potential violation to the attention of the Company’s Compliance Officer.

Company-Imposed Penalties.

Officers and employees of the Company who violate this Policy may be subject to disciplinary action by the Company, up to and including termination for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer (in writing) and must be provided before any activity contrary to the above requirements takes place. An officer or employee may be held responsible for the actions of any Family Members and/or Controlled Entities for the purpose of evaluating potential violations of this Policy.

Modifications and Waivers.

The Company reserves the right to amend or modify the procedures set forth herein at any time. Waiver of any provision of this Policy in a specific instance must be documented in writing by the Company’s Compliance Officer, who will have sole discretion to grant any such waiver.

Annual Acknowledgment and Certification.

All officers, directors, employees and certain Covered Parties are required to sign the attached acknowledgment and certification on an annual basis.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Statement of Insider Trading Policy and Related Trading Procedures (the “Policy”) of CytoDyn Inc., as updated and effective on March 17, 2023. The undersigned has read and understands (or has had explained) the Policy and agrees to be governed by the terms therein at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

The undersigned further understands that this document states a policy of CytoDyn Inc. and is not intended to be regarded as the rendering of legal advice. This Policy is intended to promote compliance with existing law and is not intended to create or impose liability that would not exist in the absence of the policy statement.

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